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Stuart M. Litwin

Direct Tel +1 312 701 7373
Direct Fax +1 312 706 8165

slitwin@mayerbrown.com

January 8, 2016

M. Hughes Bates Special Counsel Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549
Re: American Honda Receivables LLC Amendment No 2. to Registration Statement on Form SF-3 Filed December 16, 2015 File No. 333-205883

Dear Mr. Bates:

On behalf of American Honda Receivables LLC (the “Registrant”), and in response to the letter (the “Comment Letter”) dated December 29, 2015, with respect to the above-captioned Amendment No. 2 to Registration Statement on Form SF-3 (the “Amended Draft Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 3 to the initial Registration Statement filed on July 27, 2015. For your convenience, we have also submitted a copy of Amendment No. 2 that has been marked to show changes from the draft submitted December 16, 2015.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Mr. M. Hughes Bates

Asset Review Voting, page 116

1.	Please revise your registration statement to disclose how you will inform investors of the results of a vote to direct a review.

Response: We have revised the registration statement under “Asset Review Voting” to disclose that we will inform investors of the results of a vote to direct a review via Form 10-D. We have also added language to disclose that we would file a Form 8-K with details of the vote.

Exhibits

Form of Receivables Purchase Agreement, Section 5.14 Dispute Resolution

2.	We note that the indenture trustee will act at the direction of an investor to select mediation or arbitration. Please also revise to clarify here and in the prospectus if the indenture trustee will continue to act at the direction of the investor during the mediation (or, in a case where an investor has selected arbitration, during the arbitration proceeding).

Response: We have revised Section 5.14 of the Form of Receivables Purchase Agreement and page 119 of the Prospectus to remove the involvement of the indenture trustee in the dispute resolution process. Any Investor will have the ability to refer a repurchase matter, at its discretion, to mediation, non-binding arbitration or binding arbitration.

3.	We note that if both the owner trustee and the indenture trustee are requesting parties, then the indenture trustee shall have the right to make the selection of mediation or arbitration. Please revise to clarify here and in the prospectus how the indenture trustee will make that selection if more than one investor has directed the indenture trustee to make the repurchase request on their behalf.

Response: We have revised Section 5.14 of the Form of Receivables Purchase Agreement and page 119 of the Prospectus to remove the involvement of the indenture trustee and the owner trustee in the dispute resolution process. Any Investor will have the ability to refer a repurchase matter, at its discretion, to mediation, non-binding arbitration or binding arbitration.

Mayer Brown llp

Mr. M. Hughes Bates

4.	We note that the purchaser, the issuer, the owner trustee, and the indenture trustee may join in the mediation or arbitration as a requesting party in the proceeding. Please revise to explain here and in the prospectus how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined co-requesting party.

Response: We have revised Section 5.14 of the Form of Receivables Purchase Agreement and page 120 of the Prospectus to remove the provisions for joinder. Each Investor may act independently or communicate with other Investors and coordinate amongst themselves to act jointly.

5.	While we note your revisions in response to prior comment 8, we still note your statement on page 13 that “[a]ny settlement reached in a mediation and any decision by an arbitrator shall be binding upon the Purchaser, Issuer, the Owner Trustee, and the Indenture Trustee ... with respect to the Receivable that is the subject matter of the repurchase request.” Please revise accordingly.

Response: We have revised Section 5.14 of the Form of Receivables Purchase Agreement and page 120 of the Prospectus to provide that only a “decision by an arbitrator in a binding arbitration” shall be binding.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Hideo Moroe